Kuber Resources Corp.

1113, Tower 2, Lippo Centre

89 Queensway, Admiralty, Hong Kong

January 22, 2026

Securities and Exchange Commission

Division of Corporation Finance,

Office of Technology

Attn: Chen Chen or Christine Dietz

100 F Street N.E.

Washington, D.C. 20549

Re:	Kuber Resources Corp.
Form 10-K for the year ended December 31, 2024, and Form 10-Q for the Quarterly Period Ended September 30, 2025, File No. 000-26119

Dear Ms. Chen or Ms. Dietz,

Kuber Resources Corp., a Nevada corporation (the “Company”), has received and reviewed your letter dated December 15, 2025 (“Staff’s Letter”), pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2024 as filed with the Securities & Exchange Commission (the “Commission”) on April 15, 2025 (the “10-K”) and Form 10-Q for the quarterly period ended September 30, 2025 filed with the Commission on November 19, 2025 (the “10-Q”).

We understand from the Staff that the Company should not file any amendments until the Staff has reviewed the Company’s proposed revisions. Accordingly, this response letter describes the changes the Company proposes to make to its disclosures in response to the Staff's comments.

For clarity and consistency across the Company’s filings, we reiterate that on January 14, 2025, the Company, through Kuber Resources (Guangdong) Co., Ltd. (“Kuber Guangdong”), completed the acquisition of Gongfa Materials (Guangdong) New Materials Technology Co., Limited (“Gongfa”), a PRC-based manufacturer of engineered wood products. As a result of the transaction, Gongfa became a wholly owned subsidiary of Kuber Guangdong. Under the terms of the Acquisition Agreement, Kuber Guangdong acquired 100% of the issued and outstanding equity interests of Gongfa in exchange for the issuance of 24,994,381 shares of the Company’s common stock, valued at approximately US$130 million based on an agreed price of US$4.80 per share, representing approximately 20% of the Company’s total outstanding shares as of December 31, 2024.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2024

Consolidated Financial Statements

Note 2 - Summary of significant accounting policies

Segment Reporting, page F-11

1. Please revise to disclose the segment measure of profitability used by the CODM and how the CODM uses such measure in allocating resources and assessing performance. Note that for a single reportable segment entity we would generally expect that net income is the required measure. In addition, disclose the significant expense categories that are regularly provided to the CODM and included in the reported segment profit or loss, and any other segment items. Refer to ASC 280-10-50-22, 50-26A,50-26B and 50-29(f) (and the example in ASC 280-10-55-54(c)).

Response.

The Company proposes to revise Footnote 2 (Segment Reporting) in future filings to include the following disclosure:

Segment Reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments based on the manner in which management organizes the business and evaluates financial performance. Operating segments are components of an enterprise for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) to allocate resources and assess performance.

The Company has identified its Chief Executive Officer as the CODM. The CODM reviews the Company’s results only on a consolidated basis and uses net income as the segment measure of profit or loss in evaluating performance and making decisions regarding the allocation of resources. As the Company operates as a single reportable segment, net income represents the reported segment profit or loss.

In addition to net income, the CODM is regularly provided with consolidated revenue and the following significant expense categories, all of which are included in the determination of net income: cost of revenue, research and development, sales and marketing, and general and administrative expenses. Other items included in the segment measure that are reviewed by the CODM include depreciation and amortization, interest income and expense, and income tax expense.

The CODM does not receive or review discrete financial information by product line, service offering, or geographic region, and such information is not used in assessing performance or allocating resources. Accordingly, the Company has one operating segment, which is also its single reportable segment.

Note 14 - Concentrations, Risks, and Uncertainties

(c) Unissued VAT invoices, page F-18

2. Please revise to disclose your accounting policy for VAT and which financial statement line items are impacted by VAT. Also, you disclose that $3,452,729 of sales VAT invoices were unissued as of December 31, 2024. Please revise to clarify whether this represents the amount of sales that were not invoiced or the amount of sales for which VAT invoices were not issued. In this regard, it is unclear whether the VAT process impacts the amount of revenue recognized on the Consolidated Statement of Income. Lastly, you disclose that the VAT rules are imposed by local authorities on newly established companies. Please explain why you qualify as a newly established company.

Response. The Company proposes to revise Footnote 14(c) in future filings and add a VAT policy disclosure to Footnote 2 in future filings as follows:

Unissued VAT Invoices

Sales of the Company's products in the People's Republic of China ("PRC") are subject to value-added tax ("VAT") at a rate of 6% of the gross sales price or at a rate approved by local tax authorities. The Company accounts for VAT on a net basis, and amounts collected on behalf of tax authorities are excluded from revenue. Output VAT may be offset by VAT paid on purchase of raw materials included in the cost of producing the finished goods sold. VAT payable is recorded in accrued liabilities, and VAT recoverable on qualifying purchases is recorded in other current assets.

Revenue is recognized upon the transfer of control of goods to customers in accordance with ASC 606 and is not contingent upon the issuance of VAT invoices. Accordingly, the VAT invoicing process does not impact the timing or amount of revenue recognized in the Consolidated Statements of Income.

The Company’s subsidiary “Kuber Guangdong” was incorporated on October 17, 2023 and is therefore considered a newly established company under PRC tax regulations. As a result, local tax authorities impose limitations on the amount of VAT invoices that may be issued during a specified period. Due to these limitations, the Company was unable to issue VAT invoices for all sales during the year ended December 31, 2024.

As of December 31, 2024, the Company had issued VAT invoices for gross sales totaling $375,582. The remaining $3,452,729 represents gross sales amounts, excluding VAT, for which VAT invoices had not yet been issued. The Company has submitted an application to the local tax authorities to increase its allowable VAT invoice issuance limit and is awaiting approval. Upon approval, the Company expects to issue the outstanding VAT invoices.

Failure to issue VAT invoices within the prescribed timeframe may subject the Company to administrative requirements, including additional filings, payments, or monetary penalties imposed by local tax authorities. As of December 31, 2024, the Company has not received any notices, penalties, or enforcement actions related to this matter.

Value-Added Tax

Sales of the Company’s products in the PRC are subject to VAT at rates prescribed by PRC tax laws and regulations or as approved by local tax authorities. The Company accounts for VAT on a net basis. Accordingly, amounts collected from customers on behalf of tax authorities are excluded from revenue.

Input VAT incurred on the purchase of raw materials and other qualifying goods and services used in the production of finished goods is recoverable and may be offset against output VAT. VAT payable is recorded in accrued liabilities, while recoverable VAT is recorded in other current assets in the consolidated balance sheets.

General

3. Please revise to provide the disclosures in the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021. To the extent that the letter requests disclosure on the prospectus cover page or in the prospectus summary, please provide these disclosures in the forepart of your Form 10-K.

Response. The Company proposes to add, in the forepart of future filings, tailored disclosures responsive to the Division of Corporation Finance's Sample Letter to China-Based Companies (December 2021), including as applicable to the Company:

1.	A statement in the forepart disclosing clearly that the Company is not a Chinese or Hong Kong operating company but a U.S. holding company incorporated in the State of Nevada as a holding company with no material operations of its own; and that the Company conducts a substantial majority of its operations through its wholly owned operating entities established in the PRC and in Hong Kong, and not through a VIE structure.

We will include risks to our operations, investors and shareholders, including, but not limited to the impact any necessary PRC permissions that our PRC based wholly owned subsidiaries may need to operate their business.

2.	We will include a prominent disclosure about the legal and operational risks associated with having the majority of the Company’s operations in the PRC and Hong Kong, including the significant regulatory, liquidity, and enforcement risks faced by our Company and our operating subsidiaries. We will disclose and discuss risks arising from the legal system in the PRC, including risks and uncertainties regarding the enforcement of laws, and that rules and regulations in the PRC can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence our wholly owned subsidiaries operations at any time, which could result in a material change in their operations and in the value of our securities.

We will include the following risk factors specifically:

“All of the risk factors disclosed below that apply to our Company because the majority of our operations are based in the PRC, also apply to our subsidiary operating in Hong Kong.”

“We conduct part of our business through wholly owned subsidiaries based in mainland China and Hong Kong. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC government has significant oversight over the conduct of the business, and may intervene or influence in the operations of our subsidiaries based in mainland China and Hong Kong at any time, which could result in a material adverse change in their operations and/or the value of our shares.”

“Uncertainties with respect to the legal system in the PRC could adversely affect us and our Hong Kong based subsidiaries. Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and the fact that rules and regulations in the PRC can change quickly with no or little advance notice, could result in a material adverse change in the operations of our wholly owned subsidiaries based in the PRC and Hong Kong and in the value of our shares.

For example, China enacted its amended Company Law, which came into effect on July 1, 2024. The new regulations have profound implications for companies incorporated in China, such as the five-year capital contribution timeframe for shareholders of limited liability companies to make their capital contributions in full. In response to these changes, we may need to devote significant efforts and resources to adapt and conform our PRC corporate practices to the new regulatory framework. Moreover, because these laws, regulations, and standards are subject to interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continued uncertainty regarding compliance matters and additional costs incurred by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our businesses in the PRC may be harmed.”

3.	We have disclosed in our Form 10-K for the Fiscal Year Ended December 31, 2024, page 14 under the Section titled “Licenses, Permits and Government Regulations” the permissions or approvals that our subsidiaries operating in the PRC and Hong Kong are required to obtain from Chinese authorities to conduct their businesses as currently being conducted. We will review and asses if additional disclosures on requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency are required. We will also include a disclosure about the implications to our investors and shareholders of our PRC and Hong Kong based operating subsidiaries (i) not receiving or maintaining such permissions or approvals, (ii) inadvertently concluding that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change which may require our operating subsidiaries in the PRC and Hong Kong to obtain such permissions or approvals in the future.

4.	We will add a description of our flow of funds or cash management policy, including a description of cash transfers, dividends, and distributions made by the Company or any of our subsidiaries and any limitations on such transfers, dividends, and distributions under the laws of the PRC and Hong Kong affecting transfers, dividends, and distributions paid by our wholly owned subsidiaries to our Company, and related risk factors.

We will include the following risk factor following the description of our flow of funds or cash management policy.

“Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because our revenues are denominated in RMB, any restrictions on currency exchange may limit our ability to use RMB-denominated revenues to make dividend payments in U.S. dollars. The principal PRC regulation governing foreign currency exchange is the Regulations on Administration of Foreign Exchange, as amended. Under these regulations, RMB is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless prior approval of the State Administration of Foreign Exchange is obtained. Although the PRC regulations now allow greater convertibility of RMB for current account transactions, restrictions and limitations remain. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If further restrictions prevent us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. As a result, the funds in our PRC subsidiaries may not be available to fund operations or for other uses outside of China due to interventions in, or the imposition of restrictions and limitations by the PRC on the ability of our PRC based subsidiaries to convert currency.”

In addition to the disclosures above, we will continue to work with legal counsel to determine the appropriate level of disclosure and anticipate that additional disclosures will be included in our future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2025

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets, page 5

4. Please revise to disclose what the "Advances to suppliers" line item represents.

Response. The Company proposes to add the following disclosure to Footnote 2 in its future filings:

Advances to Suppliers

Advances to suppliers represent prepayments made to vendors for the purchase of raw materials, equipment, or services that have not yet been received as of the reporting date. These advances are generally unsecured, non-interest bearing, and are expected to be applied against future deliveries or services.

Advances to suppliers are recorded at cost and classified as current or non-current assets based on the expected timing of the receipt of the related goods or services. Upon receipt of the goods or completion of services, the advances are reclassified to inventory, property and equipment, or operating expenses, as appropriate. Advances are reviewed periodically for recoverability, and any amounts deemed not recoverable are recognized as an expense in the period identified.

Note 1 - Organization and Nature of Business, page 9

5. We note your disclosure on page 23 that the Gongfa Materials (Guangdong) New Materials Technology Co., Limited ("Gongfa") transaction was structured under a VIE framework, with common control established through the power and economic interests of Mr. Li Jiyong. Revise to disclose the terms of the contractual agreements that give the company power and economics over the VIE.

Response. The Company respectfully advises the Staff that after further review of the Form 10-Q, the Company has concluded the Gongfa transaction does not involve a variable interest entity (VIE). The reference in the Form 10-Q to a "VIE framework" was a mis-description. The Company acquired 100% of the issued and outstanding equity interests of Gongfa through Kuber Guangdong, and Gongfa became a wholly owned subsidiary of Kuber Guangdong.

Accordingly, the Company proposes to remove all references to the "VIE framework" and any related VIE implications from its future filings, including in Note 1 and Note 11. Because the Company does not consolidate Gongfa through contractual arrangements intended to convey power and economics without equity ownership, the VIE disclosure requirements referenced in ASC 810-10-50 are not applicable to Gongfa.

6. Disclose qualitative information about involvement with the VIE, including the nature, purpose, size, and activities of the VIE. Also include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

Response. The Company refers the Staff to its response to Comment 5 contained herein concluding there is no VIE.

7. Disclose quantitative information for the VIE including revenue; net income; operating, investing, and financing cash flows; and the carrying amount and classification of the VIE’s assets and liabilities, including intercompany payables. Material related party transactions of the VIE should be presented separately. Refer to paragraphs 5A.d., 2AA.d., and 3.bb of ASC 810-10-50.

Response. The Company refers the Staff to its response to Comment 5 contained herein concluding there is no VIE.

Note 11 - Acquisition of Business under Common Control, page 21

8. You disclose that the acquisition of Gongfa was accounted for as a business combination of entities under common control. Please describe, in detail, the relationship between and ownership in the entities involved in the transaction prior to and after the acquisition of Gongfa that supports the common control determination for accounting purposes. Refer to ASC 805-50-15-6. In addition, you disclose that "the transaction was structured under a VIE framework, with common control established through the power and economic interests of Mr. Li Jiyong." Please provide us with an analysis explaining which entities are VIEs and how you concluded that the acquisition of the VIE met the criteria for a common control transaction. Refer to the specific authoritative guidance you considered in your accounting for these transactions.

Response. The Company acknowledges the Staff's comment. As noted above, the reference to a "VIE framework" was a mis-description, and the Company proposes to delete that language from its future filings. The Company is preparing an expanded ownership and relationship analysis describing the parties' ownership and relationships before and after the acquisition, and will revise Note 11 accordingly in its future filings.

With respect to the accounting conclusion regarding common control under ASC 805-50-15-6, the Company is evaluating its accounting analysis and the related disclosure to ensure it reflects the definitive transaction documents and the applicable authoritative guidance. In the Company's future filings, the Company will (i) provide the expanded ownership and relationship disclosure requested by the Staff, and (ii) conform the description of the transaction and the accounting conclusion consistently throughout the Form 10-Q.

For Staff review, the Company proposes to revise Note 11 in future filings to reflect the equity acquisition and wholly owned subsidiary relationship, in substance as follows (with conforming changes as appropriate):

On January 14, 2025, the Company, through Kuber Guangdong, completed the acquisition of Gongfa Materials (Guangdong) New Materials Technology Co., Limited ("Gongfa"), a PRC company. As a result of the transaction, Gongfa became a wholly owned subsidiary of Kuber Guangdong. Under the terms of the Acquisition Agreement, Kuber Guangdong acquired 100% of the issued and outstanding equity interest of Gongfa in exchange for the issuance of Company common stock.

The Company will conform the number of shares issued and related transaction terms to be consistent with the definitive transaction documents across its filings.

In connection with the Company’s responding to the comments set forth in the December 15, 2025 Staff letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies. Should you have any additional questions, please contact me at +852 3703 6155

Sincerely,
/s/ Raymond Fu
Chief Executive Officer

cc:	Chen Chen, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Jessica M. Lockett, Esq.
Timothy Lam, Hong Kong Legal Counsel